Exhibit 99.1

FIRST AMENDMENT TO THE CREDIT AGREEMENT

Dated December 23, 2025

In respect of the:

Credit Agreement dated as of July 21, 2025

(the “Credit Agreement”)

This FIRST AMENDMENT TO THE CREDIT AGREEMENT (this “Amendment”), dated as of the date first written above (the “Closing Date”), is entered into by and among Titan Mining Corporation (the “Borrower”), as borrower, 1100951 B.C. Ltd., Titan Mining (US) Corporation, Balmat Holding Corp., Empire State Mines, LLC and 1077615 US LLC (collectively, the “Guarantors” and together with the Borrower, the “Credit Parties”), as guarantors, and Augusta Investments Inc. (the “Lender”), as lender.

RECITALS:

A.	The parties hereto have entered into the Credit Agreement.

B.	The parties hereto wish to make amendments to the Credit Agreement to amend certain terms related to the mandatory prepayments.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and in the Credit Agreement, the parties hereto agree as follows:

Article 1

Definitions

1.1	All capitalized terms not otherwise defined herein are used as defined in the Credit Agreement.

Article 2

amendment

2.1	The first paragraph of Section 3.2 of the Credit Agreement hereby is amended and restated in its entirety to read as follows.

“If, on either June 30 or December 31 of each calendar year the Borrower’s cash balance exceeds USD $50,000,000 as a result of the Borrower closing one or more equity or debt financings (excluding intercompany financings between Credit Parties and the Senior Indebtedness), then, subject to the conditions set forth below, the Borrower shall, promptly, but in any event within five Business Days, apply the amount in excess of USD $50,000,000 (the “Excess Amount”) toward the repayment of outstanding indebtedness as follows:”

Article 3

Conifrmation

3.1	Ratification of Existing Security Documents. Each of the Credit Parties hereby (i) acknowledges that it has previously executed and delivered to the Lender, certain Security Documents granted in favour of the Lender, (ii) ratifies, affirms and confirms to the Lender each of the Security Documents to which it is a party or by which it is bound and all the terms and conditions thereof, (iii) confirms, covenants and agrees that each of the Security Documents to which it is a party or by which it is bound is, and shall continue to be, effective, valid, binding and enforceable against such Credit Party, and (iv) confirms, covenants and agrees that each of the Security Documents to which it is a party or by which it is bound is, and shall continue to be, a good and valid continuing collateral security for all present and future obligations, debts and liabilities of such Credit Party to the Lender under or pursuant to the Credit Agreement and the other Facility Documents.

Article 4
miscellaneous

4.1	Amendment is a Facility Document. This Amendment is a Facility Document and all references to a “Facility Document” in the Credit Agreement and the other Facility Documents (including, without limitation, all such references in the representations and warranties in the Credit Agreement and the other Facility Documents) shall be deemed to include this Amendment.

4.2	Representations and Warranties. Each of the Credit Parties hereby represents and warrants that (i) this Amendment constitutes a legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms, subject to bankruptcy and insolvency laws and general equitable principles (whether considered a proceeding in equity or at law), (ii) all covenants applicable to it, and representations and warranties made by it in the Credit Agreement to the extent the same are not amended hereby (except to the extent of changes in facts or circumstances that have been disclosed to the Lender and do not constitute, or could not constitute with the passage of time, a Default or Event of Default) is true and correct as of the Closing Date, and (iii) upon the Closing Date, no Default or Event of Default or event that, with the passage of time, could constitute a Default or an Event of Default, shall exist.

4.3	References to the Credit Agreement. Upon the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall mean and be a reference to the Credit Agreement as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

4.4	Effect on Credit Agreement. Except as specifically amended above, the Credit Agreement and all other Facility Documents executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

4.5	No Waiver. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Lender under the Credit Agreement or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

4.6	Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each of the Credit Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver.

4.7	Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

4.8	Headings. Section headings in this Amendment are for reference only and shall in no way affect the interpretation of this Amendment.

4.9	Counterparts. This Agreement may be executed in counterparts and by electronic transmission of an authorized signature and each such counterpart shall be deemed to form part of one and the same document.

[Remainder of page is intentionally blank.]

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

Borrower:

TITAN MINING CORPORATION

By:	(signed) Kevin Hart
	Name:	Kevin Hart
	Title:	Authorized Signatory

GUARANTORS:

1100951 BC LTD.

By:	(signed) Kevin Hart
	Name:	Kevin Hart
	Title:	Authorized Signatory

TITAN MINING (US) CORPORATION

By:	(signed) Donald Taylor
	Name:	Donald Taylor
	Title:	Authorized Signatory

BALMAT HOLDING CORP.

By:	(signed) Rita Adiani
	Name:	Rita Adiani
	Title:	Authorized Signatory

EMPIRE STATE MINES, LLC

By:	(signed) Rita Adiani
	Name:	Rita Adiani
	Title:	Authorized Signatory

1077615 US LLC.

By:	(signed) Donald Taylor
	Name:	Donald Taylor
	Title:	Authorized Signatory

LENDER:

AUGUSTA INVESTMENTS INC.

By:	(signed) Richard Warke
	Name:	Richard Warke
Authorized Signing Officer

Signature Page to First Amendment to Credit Agreement (Augusta)